Exhibit 99.5

Disclosure of Transactions in Own Shares

Paris, March 13, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from March 06 to March 10, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
06/03/2023	289,251	59.278555	17,146,381.31	XPAR
06/03/2023	120,000	59.277008	7,113,240.96	CEUX
06/03/2023	15,000	59.276693	889,150.40	TQEX
06/03/2023	10,000	59.278840	592,788.40	AQEU
07/03/2023	288,365	59.292187	17,097,791.50	XPAR
07/03/2023	120,000	59.294450	7,115,334.00	CEUX
07/03/2023	15,000	59.300194	889,502.91	TQEX
07/03/2023	10,000	59.303327	593,033.27	AQEU
08/03/2023	295,248	59.028337	17,427,998.44	XPAR
08/03/2023	120,000	59.033591	7,084,030.92	CEUX
08/03/2023	15,000	59.041119	885,616.79	TQEX
08/03/2023	10,000	59.042939	590,429.39	AQEU
09/03/2023	299,674	58.395240	17,499,535.15	XPAR
09/03/2023	120,000	58.388687	7,006,642.44	CEUX
09/03/2023	15,000	58.387497	875,812.46	TQEX
09/03/2023	10,000	58.393738	583,937.38	AQEU
10/03/2023	303,648	57.698719	17,520,100.63	XPAR
10/03/2023	120,000	57.705987	6,924,718.44	CEUX
10/03/2023	15,000	57.707988	865,619.82	TQEX
10/03/2023	10,000	57.697977	576,979.77	AQEU
Total	2,201,186	58.731359	129,278,644.37

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website:

https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

* * * * *

TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com